Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 6, 2024

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Rowland:

This letter responds to your additional comment regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 26, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust SMID Capital Strength ETF (formerly Mid Cap US Equity Select ETF) (the “Fund”), a series of the Trust. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Trust with the Staff on May 29, 2024. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff reiterates its comment set forth as Comment 2 of the Prior Correspondence Letter, which was as follows:

The Staff notes the references to “According to the Index Provider” set forth in the second third and fourth paragraphs of the section entitled “Principal Investment Strategies.” Please delete such references from the disclosure as the Staff believes the disclosure contained in the Principal Investment Strategies section should be the disclosure of the Fund.

Response to Comment 1

The Registrant respectfully declines to revise the disclosure as requested. The Registrant has determined that the use of such disclosure is appropriate because the Advisor relies exclusively on information provided by the Index Provider with respect to the Index methodology, calculation and constitution and therefore such statements are factually accurate. However, the Registrant will continue to evaluate the appropriateness of the referenced disclosure and notes that the Adviser maintains oversight of service providers.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren